SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 October 2022
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 27 October 2022 re: 2022 Q3 Interim Management Statement

Lloyds Banking Group plc

Q3 2022 Interim Management Statement

27 October 2022

RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2022

“In February we announced an ambitious new strategy. While the operating environment has changed significantly since then, our customer focus remains unchanged. We continue to execute against our strategic goals, based on our objectives of transforming the business, while generating a stronger growth trajectory and enabling the Group to deliver higher, more sustainable returns.

Our income growth, balance sheet momentum and resilient customer franchise have enabled the Group to deliver a robust financial performance and strong capital generation, alongside updated guidance for 2022.

The current environment is concerning for many people and we are committed to maintaining support for our customers. The Group’s resilient business model and prudent approach to risk position the Group well to face the current macroeconomic uncertainties while generating enhanced returns for our shareholders.”

 Charlie Nunn, Group Chief Executive

Robust financial results with resilient credit performance and continued business momentum

●
Maintaining support for customers and progressing strategic priorities with significant strategic investment

●
Supporting the transition to a low carbon economy; announced new sector-based 2030 emissions reduction targets and a new net zero ambition for our supply chain in our Net Zero Activity Update1

●
Statutory profit after tax of £4.0 billion (nine months to 30 September 2021: £5.5 billion), with higher net income more than offset by impairment charges as a result of the revised economic outlook (versus a significant write-back in 2021)

●
Robust revenue growth supported by continued recovery in customer activity and UK Bank Rate changes. Net income of £13.0 billion, up 12 per cent; higher net interest and other income and continued low operating lease depreciation

●
Underlying net interest income up 15 per cent, significantly driven by a stronger banking net interest margin of 2.84 per cent year to date (2.98 per cent in the third quarter)

●
Operating costs of £6.4 billion, up 6 per cent compared to the first nine months of 2021, reflecting stable business-as-usual costs alongside higher planned strategic investment and new businesses

●
Underlying profit before impairment up 29 per cent to £6.5 billion in the period (with £2.4 billion in the third quarter), as a result of robust net income growth

●
Observed asset quality remains strong and the portfolio is well-positioned in the context of cost of living pressures. Underlying impairment of £1.0 billion (of which £0.7 billion was recognised in the third quarter) reflects a resilient observed credit performance, but impacted by the weakening economic outlook and associated scenarios in the third quarter, partially offset by COVID-19 releases

Continued franchise growth and strong capital generation

●
Loans and advances to customers at £456.3 billion were up £7.7 billion in the first nine months and up £0.2 billion in the quarter, with continued growth in the open mortgage book

●
Customer deposits of £484.3 billion were up £8.0 billion in the first nine months and £6.1 billion in the quarter. Loan to deposit ratio of 94 per cent continues to provide robust funding and liquidity and potential for growth

●
Capital generation of 191 basis points2 in the first nine months based on robust banking performance and including the Insurance dividend paid in July 2022

●
CET1 ratio of 15.0 per cent after ordinary dividend and variable pension contributions, remaining well ahead of the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent. Commitment to consider excess capital returns as usual at year-end

Outlook

Given the robust financial performance in the first nine months of 2022 and incorporating revised macroeconomic forecasts in the third quarter, the Group is updating its 2022 guidance:

●
Banking net interest margin now expected to be greater than 290 basis points

●
Operating costs expected to be c.£8.8 billion

●
Asset quality ratio now expected to be c.30 basis points

●
Return on tangible equity expected to be c.13 per cent

●
Risk-weighted assets at the end of 2022 expected to be c.£210 billion

●
Capital generation now expected to be between 225 and 250 basis points2

1
The Net Zero Activity Update can be found at www.lloydsbankinggroup.com/investors/esg-information.html.

2
Excluding regulatory changes on 1 January 2022, ordinary dividend and variable pension contributions.

INCOME STATEMENT – UNDERLYING BASISA AND KEY BALANCE SHEET METRICS

	Nine months ended 30 Sep2022 £m	Nine months ended 30 Sep 2021 £m	Change %	Three months ended 30 Sep 2022 £m	Three months ended 30 Sep 2021 £m	Change %

Underlying net interest income	9,529	8,270	15	3,394	2,852	19
Underlying other income	3,811	3,753	2	1,282	1,336	(4)
Operating lease depreciation	(295)	(382)	23	(82)	(111)	26
Net income	13,045	11,641	12	4,594	4,077	13
Operating costs1	(6,436)	(6,066)	(6)	(2,187)	(2,013)	(9)
Remediation	(89)	(525)	83	(10)	(100)	90
Total costs	(6,525)	(6,591)	1	(2,197)	(2,113)	(4)
Underlying profit before impairment	6,520	5,050	29	2,397	1,964	22
Underlying impairment (charge) credit1	(1,045)	853		(668)	119
Underlying profit	5,475	5,903	(7)	1,729	2,083	(17)
Restructuring1	(69)	(34)		(22)	(24)	8
Volatility and other items	(237)	65		(199)	(30)
Statutory profit before tax	5,169	5,934	(13)	1,508	2,029	(26)
Tax expense	(1,134)	(469)		(299)	(429)	30
Statutory profit after tax	4,035	5,465	(26)	1,209	1,600	(24)

Earnings per share	5.2p	7.1p	(1.9)p	1.5p	2.0p	(0.5)p
Banking net interest marginA	2.84%	2.52%	32bp	2.98%	2.55%	43bp
Average interest-earning banking assetsA	£451.4bn	£443.0bn	2	£454.9bn	£447.2bn	2
Cost:income ratioA,1	50.0%	56.6%	(6.6)pp	47.8%	51.8%	(4.0)pp
Asset quality ratioA,1	0.30%	(0.25)%		0.57%	(0.10)%
Return on tangible equityA	12.9%	17.6%	(4.7)pp	11.9%	14.5%	(2.6)pp

1
2021 comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 23.

	At 30 Sep2022	At 30 Jun2022	Change %	At 31 Dec2021	Change %

Loans and advances to customers	£456.3bn	£456.1bn		£448.6bn	2
Customer deposits	£484.3bn	£478.2bn	1	£476.3bn	2
Loan to deposit ratioA	94%	95%	(1pp)	94%
CET1 ratio	15.0%	14.7%	0.3pp	17.3%	(2.3)pp
Pro forma CET1 ratioA,1	15.0%	14.8%	0.2pp	16.3%	(1.3)pp
Total capital ratio	19.4%	19.3%	0.1pp	23.6%	(4.2)pp
MREL ratio	32.8%	32.4%	0.4pp	37.2%	(4.4)pp
UK leverage ratio	5.3%	5.3%		5.8%	(0.5)pp
Risk-weighted assets	£210.8bn	£209.6bn	1	£196.0bn	8
Wholesale funding	£98.9bn	£97.7bn	1	£93.1bn	6
Liquidity coverage ratio2	146%	142%	4.0pp	135%	11.0pp
Tangible net assets per shareA	49.0p	54.8p	(5.8)p	57.5p	(8.5)p

A
See page 25.

1
The pro forma CET1 ratio comparative for 30 June 2022 reflects the interim dividend received from Insurance in July 2022. The 31 December 2021 comparative reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback, but prior to the impact of regulatory changes that came into effect on 1 January 2022.

2
The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

QUARTERLY INFORMATIONA

	Quarter ended 30 Sep 2022£m	Quarter ended 30 Jun 2022£m	Quarter ended 31 Mar 2022 £m	Quarter ended 31 Dec 2021 £m	Quarter ended 30 Sep 2021 £m	Quarter ended 30 Jun 2021 £m	Quarter ended 31 Mar 2021 £m

Underlying net interest income	3,394	3,190	2,945	2,893	2,852	2,741	2,677
Underlying other income	1,282	1,268	1,261	1,307	1,336	1,282	1,135
Operating lease depreciation	(82)	(119)	(94)	(78)	(111)	(123)	(148)
Net income	4,594	4,339	4,112	4,122	4,077	3,900	3,664
Operating costs1	(2,187)	(2,151)	(2,098)	(2,246)	(2,013)	(2,008)	(2,045)
Remediation	(10)	(27)	(52)	(775)	(100)	(360)	(65)
Total costs	(2,197)	(2,178)	(2,150)	(3,021)	(2,113)	(2,368)	(2,110)
Underlying profit before impairment	2,397	2,161	1,962	1,101	1,964	1,532	1,554
Underlying impairment (charge) credit1	(668)	(200)	(177)	532	119	374	360
Underlying profit	1,729	1,961	1,785	1,633	2,083	1,906	1,914
Restructuring1	(22)	(23)	(24)	(418)	(24)	6	(16)
Volatility and other items	(199)	100	(138)	(247)	(30)	95	–
Statutory profit before tax	1,508	2,038	1,623	968	2,029	2,007	1,898
Tax (expense) credit	(299)	(416)	(419)	(548)	(429)	461	(501)
Statutory profit after tax	1,209	1,622	1,204	420	1,600	2,468	1,397

Banking net interest marginA	2.98%	2.87%	2.68%	2.57%	2.55%	2.51%	2.49%
Average interest-earning banking assetsA	£454.9bn	£451.2bn	£448.0bn	£449.4bn	£447.2bn	£442.2bn	£439.4bn

Cost:income ratioA,1	47.8%	50.2%	52.3%	73.3%	51.8%	60.7%	57.6%
Asset quality ratioA,1	0.57%	0.17%	0.16%	(0.46)%	(0.10)%	(0.33)%	(0.33)%
Return on tangible equityA	11.9%	15.6%	10.8%	2.9%	14.5%	24.4%	13.9%

Loans and advances to customers	£456.3bn	£456.1bn	£451.8bn	£448.6bn	£450.5bn	£447.7bn	£443.5bn
Customer deposits	£484.3bn	£478.2bn	£481.1bn	£476.3bn	£479.1bn	£474.4bn	£462.4bn
Loan to deposit ratioA	94%	95%	94%	94%	94%	94%	96%

Risk-weighted assets	£210.8bn	£209.6bn	£210.2bn	£196.0bn	£200.7bn	£200.9bn	£198.9bn
Tangible net assets per shareA	49.0p	54.8p	56.5p	57.5p	56.6p	55.6p	52.4p

1
2021 comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 23.

BALANCE SHEET ANALYSIS

	At 30 Sep2022 £bn	At 30 Jun 2022 £bn	Change %	At 30 Sep2021 £bn	Change %	At 31 Dec2021 £bn	Change %

Loans and advances to customers
Open mortgage book	298.4	296.6	1	292.6	2	293.3	2
Closed mortgage book	12.3	13.1	(6)	14.8	(17)	14.2	(13)
Credit cards2	14.3	14.2	1	13.5	6	13.8	4
UK Retail unsecured loans	8.8	8.5	4	8.1	9	8.1	9
UK Motor Finance	14.2	14.2		14.1	1	14.0	1
Overdrafts	1.0	1.0		1.0		1.0
Retail other1	13.0	12.5	4	10.8	20	10.9	19
Wealth2	1.0	1.0		1.0		1.0
Small and Medium Businesses2	39.8	41.1	(3)	43.8	(9)	42.5	(6)
Corporate and Institutional Banking2	57.6	55.7	3	51.0	13	50.0	15
Central items2,3	(4.1)	(1.8)		(0.2)		(0.2)
Loans and advances to customers	456.3	456.1		450.5	1	448.6	2

Customer deposits
Retail current accounts	115.7	113.4	2	109.6	6	111.5	4
Retail relationship savings accounts	165.7	165.8		162.6	2	164.5	1
Retail tactical savings accounts	16.2	16.9	(4)	16.8	(4)	16.8	(4)
Wealth2	14.9	14.9		15.1	(1)	15.6	(4)
Commercial Banking deposits	170.2	166.7	2	174.5	(2)	167.5	2
Central items2	1.6	0.5		0.5		0.4
Total customer deposits	484.3	478.2	1	479.1	1	476.3	2

Total assets	892.9	890.4		882.0	1	886.6	1
Total liabilities	846.5	840.3	1	829.4	2	833.4	2

Ordinary shareholders’ equity	40.0	44.4	(10)	46.5	(14)	47.1	(15)
Other equity instruments	6.2	5.5	13	5.9	5	5.9	5
Non-controlling interests	0.2	0.2		0.2		0.2
Total equity	46.4	50.1	(7)	52.6	(12)	53.2	(13)

Ordinary shares in issue, excluding own shares	67,464m	68,702m	(2)	70,979m	(5)	70,996m	(5)

1
Primarily Europe.

2
The portfolios shown reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 25.

3
Includes central fair value hedge accounting adjustments. 30 June 2022 included a £200 million ECL central adjustment that was not allocated to specific portfolios (30 September 2021 and 31 December 2021: £400 million). In the third quarter of 2022 this central adjustment was released.

GROUP RESULTS – STATUTORY BASIS

Summary income statement	Nine months ended 30 Sep 2022 £m	Nine months ended 30 Sep 2021 £m	Change %
Net interest income	11,061	7,073	56
Other income	(17,984)	20,012
Total income1	(6,923)	27,085
Insurance claims1	20,181	(14,803)
Total income, net of insurance claims	13,258	12,282	8
Operating expenses	(7,033)	(7,194)	2
Impairment (charge) credit	(1,056)	846
Profit before tax	5,169	5,934	(13)
Tax expense	(1,134)	(469)
Profit for the period	4,035	5,465	(26)

Profit attributable to ordinary shareholders	3,632	5,064	(28)
Profit attributable to other equity holders	327	321	2
Profit attributable to non-controlling interests	76	80	(5)
Profit for the period	4,035	5,465	(26)

Ordinary shares in issue (weighted-average – basic)	69,478m	70,919m	(2)
Basic earnings per share	5.2p	7.1p	(1.9)p

1
Includes income and expense attributable to the policyholders of the Group’s long-term assurance funds that materially offset in arriving at profit attributable to equity shareholders. These can, depending on market movements, lead to significant variances on a statutory basis in total income and insurance claims from one period to the next.

Summary balance sheet	At 30 Sep 2022 £m	At 31 Dec 2021 £m	Change %
Assets
Cash and balances at central banks	84,841	76,420	11
Financial assets at fair value through profit or loss	174,235	206,771	(16)
Derivative financial instruments	34,919	22,051	58
Financial assets at amortised cost	536,843	517,156	4
Financial assets at fair value through other comprehensive income	21,303	28,137	(24)
Other assets	40,781	35,990	13
Total assets	892,922	886,525	1

Liabilities
Deposits from banks	9,032	7,647	18
Customer deposits	484,303	476,344	2
Repurchase agreements at amortised cost1	46,378	31,125	49
Financial liabilities at fair value through profit or loss	21,012	23,123	(9)
Derivative financial instruments	33,983	18,060	88
Debt securities in issue	72,448	71,552	1
Liabilities arising from insurance and investment contracts	142,977	168,463	(15)
Other liabilities	26,174	23,951	9
Subordinated liabilities	10,242	13,108	(22)
Total liabilities	846,549	833,373	2
Total equity	46,373	53,152	(13)
Total equity and liabilities	892,922	886,525	1

1
Repurchase agreements at amortised cost, previously included within other liabilities, are now shown separately; comparatives have been presented on a consistent basis.

REVIEW OF PERFORMANCE

Robust financial performance with continued business momentum

Statutory results

The Group’s statutory profit before tax for the first nine months of 2022 was £5,169 million, 13 per cent lower than the same period in 2021. Results benefitted from higher income, more than offset by the impact of an impairment charge (compared to a credit in the prior year), including updates to the economic outlook in the third quarter. Statutory profit after tax was £4,035 million (nine months to 30 September 2021: £5,465 million, which included the benefit of a deferred tax remeasurement). In the third quarter of the year, statutory profit before tax was £1,508 million and statutory profit after tax was £1,209 million, a decrease on the second quarter of 26 per cent and 25 per cent respectively, again as a result of higher income more than offset by the impairment charge in light of the deterioration in the macroeconomic outlook as at 30 September 2022.

The Group’s statutory income statement includes income and expenses attributable to the policyholders of the Group’s long-term assurance funds. These items materially offset in arriving at profit attributable to equity shareholders but can, depending on market movements, lead to significant variances on a statutory basis between total income and insurance claims from one period to the next. In the nine months to 30 September 2022, due to deteriorating market conditions, the Group recognised losses on policyholder investments within total income which were materially offset by the corresponding reduction in insurance and investment contract liabilities, recognised as a decrease in insurance claims expense and a decrease in the amounts payable to unit holders in the Group’s consolidated open-ended investment companies, recognised within net interest income.

Total statutory income net of insurance claims for the first nine months was £13,258 million, an increase of 8 per cent on the first nine months of 2021, reflecting continued recovery in customer activity and UK Bank Rate changes. The Group has maintained its focus on cost management, whilst increasing strategic investment as planned.

Loans and advances to customers are up 2 per cent on 31 December 2021 at £456.3 billion, including continued growth of £5.1 billion in the open mortgage book (£1.8 billion in the third quarter), alongside higher retail unsecured loan and credit card balances. Commercial Banking balances increased by £4.9 billion (including £0.6 billion in the third quarter) due to attractive growth opportunities as well as foreign exchange movements in the Corporate and Institutional Banking portfolio. Customer deposits have increased by £8.0 billion since the end of 2021, to £484.3 billion. This included Retail current account growth of £4.2 billion and Retail relationship savings growth of £1.2 billion, along with Commercial Banking deposit growth of £2.7 billion. In the nine months to 30 September 2022, due to market conditions, a reduction was seen in policyholder investments, primarily within financial assets at fair value through profit or loss. This was materially offset by a corresponding reduction in the related insurance and investment contract liabilities.

Total equity reduced during the period as the Group’s profits were more than offset by reductions in the cash flow hedging reserve due to the rising rate environment, the impact of pension scheme remeasurements given market conditions and the impact of in-year distributions, including the share buyback programme that was announced in February 2022. This programme completed on 11 October 2022, with c.4.5 billion ordinary shares repurchased.

REVIEW OF PERFORMANCE (continued)

Underlying resultsA

The Group’s underlying profit for the first nine months of the year was £5,475 million, compared to £5,903 million for the same period in 2021. Growth in net income was more than offset by an increased impairment charge, largely given the impact of the updated economic outlook and associated scenarios in the third quarter versus the underlying impairment credit for the same period in 2021. Underlying profit before impairment for the period was up 29 per cent to £6,520 million, driven by robust net income growth and lower remediation costs. In the third quarter, underlying profit before impairment was £2,397 million, up 11 per cent on the second quarter.

Net income of £13,045 million was up 12 per cent on the first nine months of 2021, with higher net interest income and other income as well as a continued low charge for operating lease depreciation.

Net interest income of £9,529 million was up 15 per cent, largely driven by a stronger banking net interest margin of 2.84 per cent (nine months to 30 September 2021: 2.52 per cent). The net interest margin benefitted from the UK Bank Rate increases, structural hedge earnings from the rising rate environment, continued funding and capital optimisation and robust balance growth, partly offset by mortgage margin reductions. In the third quarter, the net interest margin rose to 2.98 per cent. Average interest-earning banking assets were up 2 per cent compared to the first nine months of 2021 at £451.4 billion, driven by continued growth in the open mortgage book. The Group now expects the banking net interest margin for 2022 to be greater than 290 basis points.

The Group manages the risk to its earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 September 2022, the Group’s structural hedge had an approved capacity of £250 billion (up £10 billion on 31 December 2021 and stable compared to 30 June 2022), including some of the balances from the deposit growth since the start of the coronavirus pandemic. The Group continues to review recent periods’ deposit growth and its eligibility for the structural hedge. The nominal balance of the structural hedge was £250 billion at 30 September 2022 (31 December 2021: £240 billion) with a weighted-average duration of approximately three-and-a-half years (31 December 2021: approximately three-and-a-half years). The Group generated £1.9 billion of total gross income from structural hedge balances in the first nine months of 2022, representing material growth over the same period in 2021 (nine months to 30 September 2021: £1.6 billion).

Other income of £3,811 million was 2 per cent higher compared to £3,753 million for the first nine months of 2021, reflecting solid performance across Retail, Commercial Banking, Insurance, Pensions and Investments (previously Insurance and Wealth) and the Group’s equity investments businesses. This included £1,282 million in the third quarter, slightly up on the second quarter.

Within Retail, other income was up 11 per cent on prior year, including improved current account and credit card performance. Commercial Banking was up 3 per cent versus the prior year due to higher financial markets activity and strong performance in transaction banking, partly offset by lower levels of corporate financing. Insurance, Pensions and Investments other income was 6 per cent higher than the prior year. This largely reflected the impact of increased workplace pension sales and bulk annuity deals along with the inclusion of Embark income and a benefit from assumption changes. Growth was partly offset by a decrease in the general insurance business contribution driven by market challenges, and particularly storm and subsidence claims. Assumption changes were £119 million including £47 million in the third quarter (nine months to 30 September 2021: £33 million). Other income associated with the Group’s equity investments businesses, including Lloyds Development Capital, was lower after high contributions and releases in 2021.

Operating lease depreciation decreased to £295 million (nine months to 30 September 2021: £382 million), reflecting continued strength in used car prices, combined with the ongoing impact of a reduced, but stabilising Lex fleet size, given industry-wide supply constraints in the new car market. Operating lease depreciation further reduced to £82 million in the third quarter, compared to £119 million in the second quarter.

The Group delivered good organic growth in Insurance, Pensions and Investments and Wealth (within Retail) assets under administration (AuA), with over £6 billion net new money in open book AuA over the period. In total, open book AuA stand at £154 billion.

REVIEW OF PERFORMANCE (continued)

Cost discipline remains a core focus for the Group. The Group’s cost:income ratio was 50.0 per cent compared to 56.6 per cent in the first nine months of 2021. Total costs of £6,525 million were 1 per cent lower than in the first nine months of 2021 (with £2,197 million in the third quarter). Within this, lower remediation costs (down 83 per cent) were partially offset by increased operating costs of £6,436 million (up 6 per cent), reflecting higher planned strategic investment and new businesses. Business-as-usual costs were stable. Operating costs as previously guided are still expected to be c.£8.8 billion for full-year 2022 (2021: £8.3 billion).

In the first nine months of 2022 the Group recognised remediation costs of £89 million (£10 million in the third quarter), principally relating to pre-existing programmes and significantly lower compared to the first nine months of 2021 (£525 million). There have been no further charges relating to HBOS Reading since the year-end and the provision held continues to reflect the Group’s best estimate of its full liability, albeit significant uncertainties remain.

Impairment was a net charge of £1,045 million (including £668 million in the third quarter), compared to a net credit of £853 million for the first nine months of 2021. This reflected an observed performance charge of £532 million in the year to date (nine months to 30 September 2021: £245 million, net of £261 million of write-backs), equivalent to an asset quality ratio of 15 basis points and a £513 million charge (nine months to 30 September 2021: a credit of £1,098 million) from updates to the assessment of the economic outlook and associated scenarios. The updated outlook includes elevated risks from a higher inflation and interest rate environment, offset by a £200 million release of the COVID-19 central adjustment, driving £418 million of the £668 million charge in the third quarter. The asset quality ratio year to date is now 30 basis points.

The Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to lending with high levels of security, also reflected in strong recovery performance. Observed credit performance remains stable, with very modest evidence of deterioration and the flow of assets into arrears, defaults and write-offs at low levels and below pre-pandemic levels. These help sustain a low observed performance charge of £250 million in the third quarter, higher than earlier quarters in the year, largely due to fewer write-backs from asset sales and model-related releases. Stage 3 loans and advances have been stable across the third quarter (see below). Credit card minimum payers and overdraft and revolving credit facility (RCF) utilisation rates have remained low and in line with recent trends.

The Group’s expected credit loss (ECL) allowance has increased in the first nine months of the year to £5.0 billion (31 December 2021: £4.5 billion). This reflects the balance of risks shifting from COVID-19 to increased inflationary pressures and rising interest rates within the Group’s base case and wider economic scenarios. The deterioration in the economic outlook is now reflected in variables which credit models better capture. As a result, the Group’s reliance on judgemental overlays for modelling risks in relation to inflationary pressures has reduced from £0.3 billion at the half-year to £0.1 billion in the third quarter, with these risks now captured more fully in models.

Management judgements in respect of COVID-19 are now £0.1 billion, having reduced by £0.2 billion in the third quarter and compared to £0.8 billion at 31 December 2021. Of the £0.7 billion reduction since 31 December 2021, £0.2 billion is now captured as expected within ECL portfolio models where previously distorted data or trends have now normalised. The remaining £0.5 billion release drives a net ECL reduction and credit to the impairment charge, with the bulk relating to the £0.4 billion central adjustment (£0.2 billion released in each of the second and third quarters) and £0.1 billion relating to ECL held against certain Commercial sectors in relation to the specific risk posed by the virus and potential social restrictions (released to profit in the first half).

Stage 2 loans and advances increased to £64 billion (31 December 2021: £42 billion), with 92 per cent up to date. Of the £22 billion increase, £15 billion occurred in the third quarter as a result of the updated economic outlook, largely in UK mortgages and Commercial Banking. 99 per cent of the increase in the third quarter related to up to date loans. The increases in Stage 2 assets during the first half of the year, and in Stage 3 loans in the year to date, are not reflective of observed deterioration, but driven by changes in credit risk measurement and modelling associated with CRD IV regulatory requirements1 since the end of 2021. Stage 3 loans of £11 billion as at 30 September 2022 were stable compared to the second quarter.

On the basis of the Group’s updated base case and the significant change in economic context and associated scenarios since half-year, the Group now expects the 2022 asset quality ratio to be c.30 basis points.

1
As previously outlined, on 1 January 2022 the Group amended its definition of Stage 3 for UK mortgages, maintaining alignment between IFRS 9 and regulatory definitions of default. For UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due. In line with CRD IV this definition has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and any non-performing loans. Furthermore, additional assets moved to Stage 2 given the consequential change in approach to the prediction and modelling of up to date accounts and their likelihood of reaching the new broader definition of default in the future. Given the accounts that moved to Stage 2 were up to date with low probability of default, there was no material ECL impact.

REVIEW OF PERFORMANCE (continued)

Restructuring costs of £69 million were higher than in the first nine months of 2021 (£34 million) and included costs associated with the integration of Embark. Since the first quarter of 2022 all restructuring costs, with the exception of merger, acquisition and integration costs, have been reported as part of the Group’s operating costs.

Volatility and other items were a net loss of £237 million in the first nine months of 2022, comprising £95 million of negative market volatility and £142 million relating to amortisation of purchased intangibles and fair value unwind. Market volatility included negative insurance volatility of £144 million due to rising interest rates and wider bond spreads which was partly offset by positive banking volatility of £74 million. This compares to gains in the first nine months of 2021 including £132 million of positive insurance volatility. In the third quarter, market volatility included £102 million of negative insurance volatility and £35 million of negative banking volatility, again principally from rising interest rates.

The return on tangible equity for the first nine months of 2022 was 12.9 per cent reflecting the Group’s robust financial performance (nine months to 30 September 2021: 17.6 per cent, benefitting from a net impairment credit and remeasurement of deferred tax assets). The Group continues to expect the return on tangible equity for 2022 to be c.13 per cent.

Capital

The Group’s CET1 capital ratio reduced from 16.3 per cent on a pro forma basis at 31 December 2021 to 15.0 per cent at 30 September 2022. This included a reduction of 230 basis points on 1 January 2022 for regulatory changes (as previously reported), subsequently offset by strong capital generation of 191 basis points during the first nine months of this year. Capital generation reflected banking profitability of 169 basis points, including a net impairment offset of 31 basis points, plus 16 basis points for the interim dividend received from the Insurance business in July 2022 (£300 million). The capital generation further benefitted from a reduction in underlying risk-weighted assets, post 1 January 2022 regulatory changes, equivalent to 14 basis points and other movements of 23 basis points. This was offset in part by 31 basis points related to the full 2022 fixed pension deficit contributions for the Group’s defined benefit pension schemes. Capital generation during the third quarter of 52 basis points was driven by banking profitability of 52 basis points (including a net impairment offset of 18 basis points) and other movements of 6 basis points. This was offset by a reduction of 6 basis points from an increase in risk-weighted assets.

The net impairment offset of 31 basis points for the year to date reflects the impairment charge of 41 basis points, offset by IFRS 9 dynamic relief of 10 basis points resulting from the increase in Stage 1 and Stage 2 expected credit losses in the third quarter. In relation to capital usage, the impact of the interim ordinary dividend and the foreseeable ordinary dividend accrual at 30 September 2022 equated to 60 basis points.

During the first nine months of the year a total of £1.8 billion in pension deficit contributions (both fixed and variable) has been paid into the Group’s three main defined benefit pension schemes. As previously announced, the fixed contributions for the year of £0.8 billion (equivalent to 31 basis points) were paid in full in the first quarter. The variable contributions of £1.0 billion reflected £0.5 billion paid in the first quarter and £0.5 billion in the third quarter (equivalent to 37 basis points in total). This substantially covers the payment of the agreed variable pension contributions (c.95 per cent) relating to 30 per cent of in-year distributions, in accordance with the current agreement with the Trustees, with a small residual to be paid in the fourth quarter. The impact of recent volatility has had no material impact on the funding position of the pension schemes.

The Group now expects capital generation in 2022 of between 225 and 250 basis points. The Group maintains its commitment to consider the return of excess capital as usual at year-end.

REVIEW OF PERFORMANCE (continued)

Pro forma CET1 ratio as at 31 December 20211	16.3%
Regulatory change on 1 January 2022 (bps)	(230)
Pro forma CET1 ratio as at 1 January 2022	14.0%
Banking build (including impairment charge) (bps)	169
Insurance dividend (bps)	16
Underlying risk-weighted assets (bps)	14
Fixed pension deficit contributions (bps)	(31)
Other movements (bps)	23
Capital generation (bps)	191
Ordinary dividend (bps)	(60)
Variable pension contributions (bps)	(37)
Net movement in CET1 ratio excluding regulatory change (bps)	94
CET1 ratio as at 30 September 2022	15.0%

1
31 December 2021 ratio reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback.

Risk-weighted assets increased by £16 billion to £212 billion (pro forma) on 1 January 2022, reflecting regulatory changes which include the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. Risk-weighted assets subsequently reduced by £1 billion during the first nine months of the year to £211 billion at 30 September 2022, largely reflecting optimisation activity and Retail model reductions linked to the resilient underlying credit performance, partly offset by the growth in balance sheet lending and impact of foreign exchange. The £1 billion increase in risk-weighted assets during the third quarter was largely driven by the growth in lending and foreign exchange impacts, partially offset by further optimisation and Retail model reductions. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore the final risk-weighted asset impact remains subject to this.

The Group continues to expect risk-weighted assets at the end of 2022 to be around £210 billion.

In October the PRA reduced the Group’s Pillar 2A CET1 capital requirement to around 1.5 per cent of risk-weighted assets (previously around 2 per cent of risk-weighted assets), with the Group’s regulatory minimum CET1 capital requirement now around 10.5 per cent. The planned increases in the UK countercyclical capital buffer rate to 1 per cent in December 2022 and to 2 per cent from July 2023 will lead to an increase in the Group’s countercyclical capital buffer (CCyB), initially to around 0.9 per cent and then to 1.8 per cent, which will be partially offset by the removal of the 0.25 per cent CCyB related element of the PRA buffer. The Board’s view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent, plus a management buffer of around 1 per cent.

Tangible net assets per share were 49.0 pence, down from 57.5 pence at 31 December 2021, with the favourable impact from profits more than offset by cash flow hedging reserve movements as a result of increased interest rates (9.5 pence), pensions remeasurements (2.2 pence) and the impacts from payment of ordinary dividends (2.2 pence).

FURTHER IMPAIRMENT DETAIL

The analyses which follow have been presented on an underlying basis. See page 1.

Underlying impairmentA

	Nine months ended 30 Sep 2022 £m	Nine months ended 30 Sep 20211 £m	Change %	Three months ended 30 Sep 2022 £m	Three months ended 30 Sep 20211 £m	Change %

Charges (credits) pre-updated MES2
Retail3	520	601	13	235	163	(44)
Commercial Banking3	1	(354)		8	(21)
Other3	11	(2)		7	–
	532	245		250	142
Updated economic outlook
Retail3	541	(678)		370	(141)
Commercial Banking3	372	(420)		248	(120)
Other3	(400)	–		(200)	–
	513	(1,098)		418	(261)
Underlying impairment charge (credit)A	1,045	(853)		668	(119)

Asset quality ratioA	0.30%	(0.25)%		0.57%	(0.10)%

1
Non lending-related fraud costs, previously reported within underlying impairment, are now included within operating costs. Comparatives have been presented on a consistent basis.

2
Impairment charges absent the impact from updated economic outlook, thus reflecting observed movements in credit quality. Coronavirus impacted restructuring cases, previously disclosed separately, are now reported within charges pre-updated MES (multiple economic scenarios); comparatives have been presented on a consistent basis.

3
Impairment charges for Retail, Commercial Banking and Other reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 25.

Total expected credit loss allowance

	Underlying basisA
	At 30 Sep 2022£m	At 30 Jun 2022£m	At 31 Dec2021£m

Customer related balances
Drawn	4,685	4,247	4,277
Undrawn	286	236	200
	4,971	4,483	4,477
Loans and advances to banks	7	4	1
Debt securities	6	4	3
Other assets	33	23	18
Total ECL allowance	5,017	4,514	4,499

FURTHER IMPAIRMENT DETAIL (continued)

Loans and advances to customers and expected credit loss allowance – underlying basisA

At 30 September 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	259,541	46,153	6,613	312,307	14.8	2.1
Credit cards	12,018	2,526	292	14,836	17.0	2.0
Loans and overdrafts	8,723	1,339	255	10,317	13.0	2.5
UK Motor Finance	12,335	1,949	169	14,453	13.5	1.2
Other	13,294	650	158	14,102	4.6	1.1
Retail1	305,911	52,617	7,487	366,015	14.4	2.0
Small and Medium Businesses	31,783	6,266	2,279	40,328	15.5	5.7
Corporate and Institutional Banking	52,001	5,029	1,650	58,680	8.6	2.8
Commercial Banking	83,784	11,295	3,929	99,008	11.4	4.0
Equity Investments and Central Items2	(4,010)	–	6	(4,004)
Total gross lending	385,685	63,912	11,422	461,019	13.9	2.5
ECL allowance on drawn balances	(632)	(1,847)	(2,206)	(4,685)
Net balance sheet carrying value	385,053	62,065	9,216	456,334

Customer related ECL allowance (drawn and undrawn)
UK mortgages	48	705	823	1,576
Credit cards	182	382	118	682
Loans and overdrafts	175	273	138	586
UK Motor Finance3	107	85	93	285
Other	15	18	48	81
Retail1	527	1,463	1,220	3,210
Small and Medium Businesses	104	292	153	549
Corporate and Institutional Banking	133	243	832	1,208
Commercial Banking	237	535	985	1,757
Equity Investments and Central Items	–	–	4	4
Total	764	1,998	2,209	4,971

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	–	1.5	12.4	0.5
Credit cards	1.5	15.1	54.4	4.6
Loans and overdrafts	2.0	20.4	72.6	5.7
UK Motor Finance	0.9	4.4	55.0	2.0
Other	0.1	2.8	30.4	0.6
Retail1	0.2	2.8	16.6	0.9
Small and Medium Businesses	0.3	4.7	13.0	1.4
Corporate and Institutional Banking	0.3	4.8	50.5	2.1
Commercial Banking	0.3	4.7	34.9	1.8
Equity Investments and Central Items		–	66.7
Total	0.2	3.1	21.7	1.1

1
Retail balances exclude the impact of the HBOS acquisition-related adjustments.

2
Contains centralised fair value hedge accounting adjustments.

3
UK Motor Finance for Stages 1 and 2 include £93 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £75 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £1,104 million and Corporate and Institutional Banking of £1 million.

FURTHER IMPAIRMENT DETAIL (continued)

Loans and advances to customers and expected credit loss allowance – underlying basisA (continued)

At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	268,568	35,555	6,764	310,887	11.4	2.2
Credit cards1	12,186	2,289	280	14,755	15.5	1.9
Loans and overdrafts	8,666	1,144	256	10,066	11.4	2.5
UK Motor Finance	12,476	1,832	179	14,487	12.6	1.2
Other1	12,711	626	150	13,487	4.6	1.1
Retail2	314,607	41,446	7,629	363,682	11.4	2.1
Small and Medium Businesses1	34,310	5,053	2,147	41,510	12.2	5.2
Corporate and Institutional Banking1	52,129	2,910	1,653	56,692	5.1	2.9
Commercial Banking	86,439	7,963	3,800	98,202	8.1	3.9
Equity Investments and Central Items3	(1,549)	1	6	(1,542)
Total gross lending	399,497	49,410	11,435	460,342	10.7	2.5
ECL allowance on drawn balances	(776)	(1,389)	(2,082)	(4,247)
Net balance sheet carrying value	398,721	48,021	9,353	456,095

Customer related ECL allowance (drawn and undrawn)
UK mortgages	45	470	716	1,231
Credit cards1	172	346	111	629
Loans and overdrafts	164	243	135	542
UK Motor Finance4	105	80	105	290
Other1	14	16	48	78
Retail2	500	1,155	1,115	2,770
Small and Medium Businesses1	106	177	153	436
Corporate and Institutional Banking1	93	166	814	1,073
Commercial Banking	199	343	967	1,509
Equity Investments and Central Items	200	–	4	204
Total	899	1,498	2,086	4,483

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers5
UK mortgages	–	1.3	10.6	0.4
Credit cards1	1.4	15.1	53.6	4.3
Loans and overdrafts	1.9	21.2	70.7	5.4
UK Motor Finance	0.8	4.4	58.7	2.0
Other1	0.1	2.6	32.0	0.6
Retail2	0.2	2.8	14.9	0.8
Small and Medium Businesses1	0.3	3.5	12.5	1.1
Corporate and Institutional Banking1	0.2	5.7	49.3	1.9
Commercial Banking	0.2	4.3	33.6	1.6
Equity Investments and Central Items6		–	66.7
Total	0.2	3.0	20.1	1.0

1
Reflects the new organisation structure. See page 25.

2
Retail balances exclude the impact of the HBOS acquisition-related adjustments.

3
Contains centralised fair value hedge accounting adjustments.

4
UK Motor Finance for Stages 1 and 2 include £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

5
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £73 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £921 million and Corporate and Institutional Banking of £1 million.

6
Equity Investments and Central Items excludes the £200 million ECL central adjustment.

FURTHER IMPAIRMENT DETAIL (continued)

Loans and advances to customers and expected credit loss allowance – underlying basisA (continued)

At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	276,021	28,579	4,191	308,791	9.3	1.4
Credit cards1	11,905	2,075	292	14,272	14.5	2.0
Loans and overdrafts	8,181	1,105	271	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	14,276	12.8	1.4
Other1	11,198	593	169	11,960	5.0	1.4
Retail2	319,552	34,180	5,124	358,856	9.5	1.4
Small and Medium Businesses1	36,134	4,992	1,747	42,873	11.6	4.1
Corporate and Institutional Banking1	46,585	2,538	1,816	50,939	5.0	3.6
Commercial Banking	82,719	7,530	3,563	93,812	8.0	3.8
Equity Investments and Central Items3	144	–	7	151	–	4.6
Total gross lending	402,415	41,710	8,694	452,819	9.2	1.9
ECL allowance on drawn balances	(919)	(1,377)	(1,981)	(4,277)
Net balance sheet carrying value	401,496	40,333	6,713	448,542

Customer related ECL allowance (drawn and undrawn)
UK mortgages	50	653	581	1,284
Credit cards1	147	253	131	531
Loans and overdrafts	136	170	139	445
UK Motor Finance4	108	74	116	298
Other1	15	15	52	82
Retail2	456	1,165	1,019	2,640
Small and Medium Businesses1	104	176	179	459
Corporate and Institutional Banking1	68	122	782	972
Commercial Banking	172	298	961	1,431
Equity Investments and Central Items	400	–	6	406
Total	1,028	1,463	1,986	4,477

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers5
UK mortgages	–	2.3	13.9	0.4
Credit cards1	1.2	12.2	58.2	3.7
Loans and overdrafts	1.7	15.4	67.5	4.7
UK Motor Finance	0.9	4.0	57.7	2.1
Other1	0.1	2.5	30.8	0.7
Retail2	0.1	3.4	20.4	0.7
Small and Medium Businesses1	0.3	3.5	14.5	1.1
Corporate and Institutional Banking1	0.1	4.8	43.1	1.9
Commercial Banking	0.2	4.0	31.6	1.5
Equity Investments and Central Items6	–	–	85.7	4.0
Total	0.3	3.5	24.7	1.0

1
Reflects the new organisation structure. See page 25.

2
Retail balances exclude the impact of the HBOS and MBNA acquisition-related adjustments.

3
Contains centralised fair value hedge accounting adjustments.

4
UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

5
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £515 million and Corporate and Institutional Banking of £3 million.

6
Equity Investments and Central Items excludes the £400 million ECL central adjustment.

FURTHER IMPAIRMENT DETAIL (continued)

Stage 2 loans and advances to customers and expected credit loss allowance – underlying basisA

	Up to date				1 to 30 days past due2		Over 30 days past due		Total
	PD movements		Other1
At 30 September 2022	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m

UK mortgages	34,716	257	7,915	213	2,349	118	1,173	117	46,153	705
Credit cards	2,275	291	132	47	90	28	29	16	2,526	382
Loans and overdrafts	943	169	232	45	121	39	43	20	1,339	273
UK Motor Finance	854	27	927	23	136	25	32	10	1,949	85
Other	166	4	394	8	54	4	36	2	650	18
Retail	38,954	748	9,600	336	2,750	214	1,313	165	52,617	1,463
Small and Medium Businesses	4,408	246	1,235	26	399	13	224	7	6,266	292
Corporate and Institutional Banking	4,856	242	39	–	14	–	120	1	5,029	243
Commercial Banking	9,264	488	1,274	26	413	13	344	8	11,295	535
Equity Investments and Central Items	–	–	–	–	–	–	–	–	–	–
Total	48,218	1,236	10,874	362	3,163	227	1,657	173	63,912	1,998

At 30 June 2022
UK mortgages	24,356	193	7,836	161	2,290	60	1,073	56	35,555	470
Credit cards4	2,042	257	131	45	87	28	29	16	2,289	346
Loans and overdrafts	735	140	235	42	134	43	40	18	1,144	243
UK Motor Finance	675	24	977	21	143	25	37	10	1,832	80
Other4	169	3	354	7	54	3	49	3	626	16
Retail	27,977	617	9,533	276	2,708	159	1,228	103	41,446	1,155
Small and Medium Businesses4	3,146	139	1,257	22	413	10	237	6	5,053	177
Corporate and Institutional Banking4	2,672	160	123	3	26	3	89	–	2,910	166
Commercial Banking	5,818	299	1,380	25	439	13	326	6	7,963	343
Equity Investments and Central Items	–	–	1	–	–	–	–	–	1	–
Total	33,795	916	10,914	301	3,147	172	1,554	109	49,410	1,498

At 31 December 2021
UK mortgages	17,917	226	6,053	222	2,270	73	2,339	132	28,579	653
Credit cards4	1,754	179	209	41	86	21	26	12	2,075	253
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other4	194	4	306	7	44	2	49	2	593	15
Retail	20,951	511	8,105	339	2,637	145	2,487	170	34,180	1,165
Small and Medium Businesses4	3,570	153	936	14	297	6	189	3	4,992	176
Corporate and Institutional Banking4	2,479	119	25	3	6	–	28	–	2,538	122
Commercial Banking	6,049	272	961	17	303	6	217	3	7,530	298
Equity Investments and Central Items	–	–	–	–	–	–	–	–	–	–
Total	27,000	783	9,066	356	2,940	151	2,704	173	41,710	1,463

1
Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2
Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.

3
Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

4
Reflects the new organisation structure. See page 25.

FURTHER IMPAIRMENT DETAIL (continued)

ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found on pages 1 and 18.

The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated.

Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,576	877	1,147	1,788	4,327
Credit cards	682	594	649	742	866
Other Retail	952	903	937	984	1,048
Commercial Banking	1,768	1,365	1,580	1,909	3,117
Other	39	39	39	39	39
At 30 September 2022	5,017	3,778	4,352	5,462	9,397

UK mortgages	1,231	856	1,004	1,374	2,607
Credit cards1	629	546	597	686	804
Other Retail1	910	863	895	941	1,004
Commercial Banking1	1,515	1,316	1,413	1,587	2,200
Other1	229	229	229	229	229
At 30 June 2022	4,514	3,810	4,138	4,817	6,844

UK mortgages	1,284	1,084	1,170	1,414	1,833
Credit cards1	531	453	511	579	682
Other Retail1	825	760	811	863	950
Commercial Banking1	1,433	1,295	1,358	1,505	1,859
Other1	426	426	427	426	424
At 31 December 2021	4,499	4,018	4,277	4,787	5,748

1
Reflects the new organisation structure. See page 25.

FURTHER IMPAIRMENT DETAIL (continued)

Base case and MES economic assumptions

The Group’s base case economic scenario reflects the outlook as of 30 September 2022 and was revised in light of developments in energy pricing, changes in UK fiscal policy prior to the balance sheet date and a continuing shift towards a more restrictive monetary policy stance by central banks. The Group’s updated base case scenario was based upon three conditioning assumptions: first, the war in Ukraine remains ‘local’, without overtly involving neighbouring countries, NATO or China; second, the fiscal loosening implied by the UK Government’s ‘Growth Plan’ of 23 September 2022 would be offset principally by Government spending cuts; and third, central bank reaction functions, including of the Bank of England, are focused on controlling inflation, motivating a more rapid tightening of UK monetary policy. The Group continues to assume that no further UK COVID-19 national lockdowns are mandated. Based on these assumptions and incorporating the macroeconomic information published in the third quarter, the Group’s base case scenario comprises an economic downturn with a rise in the unemployment rate, declining residential and commercial property prices, and continuing increases in the UK Bank Rate against a backdrop of elevated inflationary pressures. Risks to the base case economic view exist in both directions and are partly captured by the generation of alternative economic scenarios. Each of the scenarios includes forecasts for key variables as of the third quarter of 2022, for which data or revisions to history may have since emerged prior to publication.

At 30 September 2022, the Group has included an adjusted severe downside scenario to incorporate high CPI inflation and UK Bank Rate profiles and has adopted this adjusted severe downside scenario in calculating its ECL allowance. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with lower inflation rates, easier monetary policy, and therefore low interest rates. This adjustment is considered to better reflect the risks around the Group’s base case view in a macroeconomic environment in which supply shocks are the principal concern.

UK economic assumptions – base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 September 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%

Gross domestic product	0.8	(0.1)	(0.1)	(0.3)	(0.4)	(0.3)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.7	3.8	4.3	4.7	5.1	5.4
House price growth	11.1	12.5	10.4	5.0	(0.2)	(5.8)	(8.2)	(7.9)
Commercial real estate price growth	18.0	18.0	12.3	2.8	(5.6)	(11.8)	(13.7)	(14.4)
UK Bank Rate	0.75	1.25	2.25	4.00	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.2	10.7	9.8	6.5	5.2	3.2

FURTHER IMPAIRMENT DETAIL (continued)

UK economic assumptions – scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %

Upside
Gross domestic product	3.6	0.4	1.0	1.5	2.1	1.7
Unemployment rate	3.3	2.8	3.2	3.5	3.8	3.3
House price growth	6.1	(2.7)	7.2	8.5	6.1	5.0
Commercial real estate price growth	8.7	(3.6)	0.1	1.0	1.9	1.6
UK Bank Rate	2.16	5.28	5.17	4.30	4.12	4.20
CPI inflation	9.0	6.1	2.9	3.2	2.6	4.8

Base case
Gross domestic product	3.4	(1.0)	0.4	1.4	2.0	1.2
Unemployment rate	3.7	4.9	5.4	5.5	5.5	5.0
House price growth	5.0	(7.9)	(0.5)	2.5	2.3	0.2
Commercial real estate price growth	2.8	(14.4)	(2.7)	0.4	1.9	(2.6)
UK Bank Rate	2.06	4.00	3.38	2.56	2.50	2.90
CPI inflation	9.1	6.2	2.5	2.2	1.3	4.2

Downside
Gross domestic product	3.2	(2.3)	(0.2)	1.2	1.9	0.8
Unemployment rate	4.1	6.6	7.5	7.3	7.2	6.5
House price growth	3.9	(12.9)	(8.9)	(5.4)	(3.3)	(5.5)
Commercial real estate price growth	(1.4)	(23.0)	(6.5)	(2.5)	(0.2)	(7.1)
UK Bank Rate	2.00	2.93	1.76	1.04	1.07	1.76
CPI inflation	9.0	6.0	1.9	1.1	0.0	3.6

Severe downside
Gross domestic product	2.4	(4.5)	(0.3)	1.0	1.8	0.0
Unemployment rate	4.9	9.8	10.5	10.0	9.5	8.9
House price growth	2.4	(17.9)	(16.6)	(10.3)	(6.0)	(10.0)
Commercial real estate price growth	(9.2)	(35.7)	(13.6)	(6.4)	(0.7)	(14.1)
UK Bank Rate – modelled	1.78	0.91	0.36	0.21	0.23	0.70
UK Bank Rate – adjusted	2.44	7.00	4.88	3.00	2.75	4.01
CPI inflation – modelled	9.1	5.9	1.0	(0.4)	(1.9)	2.7
CPI inflation – adjusted	9.9	14.3	9.0	4.1	1.3	7.7

Probability-weighted
Gross domestic product	3.3	(1.3)	0.3	1.4	2.0	1.1
Unemployment rate	3.8	5.3	5.9	5.9	5.9	5.4
House price growth	4.7	(8.8)	(2.3)	0.6	0.9	(1.1)
Commercial real estate price growth	2.1	(15.8)	(4.1)	(1.0)	1.0	(3.8)
UK Bank Rate – modelled	2.04	3.75	3.13	2.39	2.33	2.73
UK Bank Rate – adjusted	2.11	4.36	3.58	2.67	2.58	3.06
CPI inflation – modelled	9.1	6.1	2.3	1.9	1.0	4.1
CPI inflation – adjusted	9.1	6.9	3.1	2.4	1.3	4.6

INTEREST RATE SENSITIVITY

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 September 2022, the Group’s structural hedge had an approved capacity of £250 billion (up £10 billion on 31 December 2021 and stable compared to 30 June 2022).

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel increase in interest rates. Sensitivities reflect shifts in the interest rate curve. The marginal reduction in Year 1 sensitivity compared to the year-end and half-year has been driven by structural hedge maturity reinvestment. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined.

The following assumptions have been applied:

●
Instantaneous parallel shift in interest rate curve, including UK Bank Rate

●
Balance sheet remains constant

●
Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

	Year 1 £m	Year 2 £m	Year 3 £m

+100bps	c.625	c.1,025	c.1,450
+50bps	c.300	c.525	c.725
+25bps	c.150	c.250	c.350

1
Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 30 September 2022 balance sheet position.

ALTERNATIVE PERFORMANCE MEASURES

In addition to the statutory basis of presentation, the results are also presented on an underlying basis. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors because it allows for a comparable representation of the Group’s performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group’s underlying performance:

●
Restructuring costs relating to merger, acquisition and integration activities

●
Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

As announced at the 2021 full-year, in the first quarter of 2022 the Group adopted a new basis for cost reporting, including all restructuring costs, with the exception of merger, acquisition and integration costs, within operating costs. Non lending-related fraud costs, previously included within underlying impairment, are also now reported as part of operating costs. This has not impacted the statutory impairment charge. Comparatives have been presented on a consistent basis.

The analysis of lending and expected credit loss (ECL) allowances is presented on an underlying basis. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain unchanged since the year-end, is set out on pages 27 to 31 of the Group’s 2022 Half-Year Results News Release.

ALTERNATIVE PERFORMANCE MEASURES (continued)

	Nine months ended 30 Sep 2022	Nine months ended 30 Sep 2021

Banking net interest marginA
Underlying net interest income (£m)	9,529	8,270
Remove non-banking underlying net interest expense (£m)	69	86
Banking underlying net interest income (£m)	9,598	8,356

Statutory net loans and advances to customers (£bn)	456.3	450.5
Add back expected credit loss allowance (drawn) (£bn)	4.3	4.4
Acquisition related fair value adjustments (£bn)	0.4	0.4
Underlying gross loans and advances to customers (£bn)	461.0	455.3
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(8.1)	(5.4)
Other non-banking and other items (£bn)	4.4	0.9
Interest-earning banking assets (£bn)	457.3	450.8
Averaging (£bn)	(5.9)	(7.8)
Average interest-earning banking assets (£bn)A	451.4	443.0

Banking net interest marginA	2.84%	2.52%

	Nine months ended 30 Sep 2022	Nine months ended 30 Sep 2021

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	3,632	5,064

Average shareholders’ equity (£bn)	44.4	44.7
Remove average intangible assets (£bn)	(6.6)	(6.3)
Average tangible equity (£bn)	37.8	38.4

Return on tangible equityA	12.9%	17.6%

BASIS OF PRESENTATION

This news release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months to 30 September 2022. Unless otherwise stated, income statement commentaries throughout this document compare the nine months to 30 September 2022 to the nine months to 30 September 2021, and the balance sheet analysis compares the Group balance sheet as at 30 September 2022 to the Group balance sheet as at 31 December 2021. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript ‘A’ throughout this document. Further information on these measures is set out on page 1. Unless otherwise stated, commentary on page 1 is given on an underlying basis. The Q3 2022 Interim Pillar 3 Report can be found at www.lloydsbankinggroup.com/investors/financial-downloads.

Operating cost comparatives have been presented to reflect the new costs basis, consistent with the current period. See page 1.

Segmental information: On 1 July 2022 the Group adopted a new organisation structure, aligned to our strategic objectives and our existing three customer-facing divisions. Disclosure will continue to be based on these three divisions, reflecting the basis on which management runs the Group. To reflect the new organisation structure, the Group migrated certain business units between these divisions, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been represented accordingly. Total Group figures are unaffected by these changes.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; changes in consumer behaviour; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of the Group’s financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Edward Sands

Director of Investor Relations

020 7356 1585

edward.sands@lloydsbanking.com

Nora Thoden

Director of Investor Relations – ESG

020 7356 2334

nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

020 7356 3522

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 27 October 2022